EMX ROYALTY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2019

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation for the three and six months ended June 30, 2019 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	June 30, 2019	December 31, 2018

Current
Cash and cash equivalents	$75,515	$86,175
Restricted cash (Note 3)	4,895	-
Investments (Note 4)	4,061	1,536
Trade and settlement receivables, and other assets
(Note 5)	4,229	7,506
Prepaid expenses	164	32
Total current assets	88,864	95,249

Non-current
Restricted cash (Note 3)	188	619
Property and equipment (Note 6)	622	466
Note receivable (Note 7)	502	478
Strategic investments (Note 3)	65	33
Exploration and evaluation assets (Note 10)	1,480	1,613
Royalty interest (Note 11)	13,823	14,346
Reclamation bonds (Note 12)	425	444
Deferred income tax asset	1,771	1,604
Total non-current assets	18,876	19,603

TOTAL ASSETS	$107,740	$114,852

LIABILITIES

Current
Accounts payable and accrued liabilities	$696	$5,731
Advances from joint venture partners (Note 14)	5,011	616

TOTAL LIABILITIES	5,707	6,347

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	127,972	125,231
Reserves	25,114	24,798
Deficit	(51,053)	(41,524)
TOTAL SHAREHOLDERS' EQUITY	102,033	108,505

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$107,740	$114,852

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on August 8, 2019

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

REVENUE AND OTHER INCOME (Note 9)	$1,074	$273	$2,489	$1,511

COSTS AND EXPENSES
General and administrative (Note 9)	1,274	681	2,325	1,451
Project and royalty generation costs, net	4,218	1,273	5,304	2,584
Depletion, depreciation, and direct royalty taxes	228	427	561	864
Share-based payments (Note 15)	908	-	908	5
	6,628	2,381	9,098	4,904

Loss from operations	(5,554)	(2,108)	(6,609)	(3,393)

Change in fair value of fair value throught profit or
loss assets (Note 3)	320	(703)	306	(1,085)
Equity loss in associated entity	-	(539)	-	(1,150)
Foreign exchange (loss) gain	(1,507)	(30)	(3,307)	107
Interest and other finance charges	-	(239)	-	(239)
Writedown of goodwill (Note 13)	-	(73)	-	(445)

Loss before income taxes	(6,741)	(3,692)	(9,610)	(6,205)
Deferred income tax (expense) recovery	-	(6)	81	583

Loss for the period	$(6,741)	$(3,698)	$(9,529)	$(5,622)

Basic and diluted loss per share	$(0.08)	$(0.05)	$(0.12)	$(0.07)

Weighted average no. of shares outstanding - basic and diluted	81,732,695	79,751,156	81,250,282	79,745,195

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Loss for the period	$(6,741)	$(3,698)	$(9,529)	$(5,622)

Other comprehensive loss
Change in fair value of available-for-sale investments	16	(66)	32	(33)
Currency translation adjustment	(220)	474	(472)	841

Comprehensive loss for the period	$(6,945)	$(3,290)	$(9,969)	$(4,814)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Thousands of Canadian Dollars)

	Six Months Ended
	June 30, 2019	June 30, 2018

Cash flows from operating activities
Income (loss) for the period	$(9,529)	$(5,622)
Items not affecting operating activities:
Interest income received	(1,015)	(18)
Unrealized foreign exchange effect on cash and cash equivalents	3,901	109
Items not affecting cash:
Change in fair value of fair value throught profit or loss assets	(306)	1,085
Share - based payments	1,904	5
Deferred income tax recovery	(81)	(583)
Depreciation	10	1
Depletion	534	819
Accretion interest on receivable	(85)	(82)
Interest on notes payable	-	144
Writedown of goodwill	-	445
Realized (gain) loss on sale of investments	-	217
Equity loss in associated companies	-	1,150
Gain on acquistionand sale of exploration and evaluation assets	(289)	(397)
Option payments - shares received	(150)	-
Unrealized foreign exchange (gain) loss	6	9
	(5,100)	(2,718)
Changes in non-cash working capital items (Note 19)	(1,790)	25
Total cash used in operating activities	(6,890)	(2,693)
Cash flows from investing activities
Option payments received	133	131
Acquisition of property and equipment	-	(21)
Interest received on cash and cash equivalents	991	10
Acquisition of royalty interests	(560)	-
Purchase fair value through profit and loss investments	(1,879)	-
Proceeds from sale of fair value through profit and loss investments	-	1,085
Investments in associated entity	-	(1,782)
Restricted cash	-	438
Purchase and sale of property and equipment, net	(166)	-
Reclamation bonds	19	(23)
Total cash provided by (used in) investing activities	(1,462)	(162)
Cash flows from financing activities
Proceeds from credit facility, net	-	6,309
Proceeds from exercise of options	1,593	41
Total cash provided by (used in) financing activities	1,593	6,350
Effect of exchange rate changes on cash and cash equivalents	(3,901)	(109)
Change in cash and cash equivalents	(10,660)	3,386
Cash and cash equivalents, beginning	86,175	3,534

Cash and cash equivalents, ending	$75,515	$6,920

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2018	80,525,055	$125,231	$-	$15,145	$9,653	$(41,524)	$108,505
Shares issued for exercise of stock options	1,347,500	1,593	-	-	-	-	1,593
Share-based payments	239,405	407	-	1,497	-	-	1,904
Reclass of reserves for exercise of options	-	741	-	(741)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(472)	-	(472)
Change in fair value of financial instruments	-	-	-	-	32	-	32
Loss for the period	-	-	-	-	-	(9,529)	(9,529)

Balance as at June 30, 2019	82,111,960	$127,972	$-	$15,901	$9,213	$(51,053)	$102,033

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2017	79,725,187	$124,062	$24	$13,434	$9,234	$(104,383)	$42,372
Adoption of IFRS 9	-	-	-	-	(741)	741	-
Share-based payments	21,084	24	(24)	5	-	-	5
Shares issued for exercise of stock options	52,500	41	-	-	-	-	41
Reclass of reserves for exercise of options	-	21	-	(21)	-	-	-
Equity investment share-based payments	-	-	-	247	-	-	247
Foreign currency translation adjustment	-	-	-	-	841	-	841
Change in fair value of financial instruments	-	-	-	-	(33)	-	(33)
Loss for the period	-	-	-	-	-	(5,622)	(5,622)

Balance as at June 30, 2018	79,798,771	$124,148	$-	$13,665	$9,301	$(109,264)	$37,850

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE American under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company’s activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. (“BULM”), the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

As a result of the reclassifications, loss from operations for the six months ended June 30, 2018 decreased by $297,000 as a result of including certain items previously classified as non-operating into revenue and other income including $422,000 related to the gain on sale of projects, $92,000 of interest income, and a loss of $217,000 from the sale of marketable securities. There was no change to the net loss for the period.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Consolidation

These condensed consolidated interim consolidated financial statements comprise the accounts of EMX Royalty Corp., the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Trab Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EMX Norwegian Services AS	Norway	100%
Waikato Gold Limited	New Zealand	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Adopted During the Period

Leases

IFRS 16, Leases was issued in January 2016 and applies to annual financial reporting periods beginning on or after January 1, 2019 and introduces new or amended requirements with respect to lease accounting. IFRS 16 introduced significant changes to lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of right-of-use assets and lease liabilities at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

IFRS 16 has changed how the Corporation accounts for leases previously classified as operating leases under IAS 17, which were off-balancesheet. Applying IFRS 16 for all except for short term leases and leases of low-value assets, the Corporation will (i) recognize ‘right-of-use’ assets and lease liabilities in the consolidated balance sheet, initially measured at the present value of future lease payments discounted at the incremental borrowing rate; (ii) recognize depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of loss; and (iii) separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Corporation has opted to recognise a lease expense on a straight-line basis as permitted by IFRS 16. The Company has taken the exemptions related to short-term and low value asset leases. Exploration and evaluation assets and mineral leases are not in the scope of this standard.

The adoption of IRFS 16 did not have a material effect on the consolidated financial statements.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019 are consistent with those applied in the Company’s December 31, 2018 audited consolidated financial statements.

3. RESTRICTED CASH

At June 30, 2019, the Company classified $5,083,000 (December 31, 2018 - $619,000) as restricted cash. This amount is comprised of $188,000 (December 31, 2018 - $196,000) held as collateral for its corporate credit cards, $Nil (December 31, 2018 - $86,000) held in trust to be used to offset loan fees, and $4,895,000 (2018 - $336,000) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following 12 months are included with current assets.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

4. INVESTMENTS

At June 30, 2019 and December 31, 2018, the Company had the following investments:

In Thousands of Dollars
		Accumulated
June 30, 2019	Cost	unrealized loss	Fair value

Fair value through profit or loss
Marketable securities	$3,739	$(941)	$2,798
Warrants	247	105	352
Private company investments	911	-	911
Total fair value through profit or loss	4,897	(836)	4,061

Fair value through other comprehensive income
Marketable securities	910	(845)	65
Total investments	$5,807	$(1,681)	$4,126

In Thousands of Dollars
		Accumulated
December 31, 2018	Cost	unrealized loss	Fair value

Fair value through profit or loss
Marketable securities	$1,683	$(1,058)	$625
Private company investments	911	-	911
Total fair value through profit or loss	2,594	(1,058)	1,536

Fair value through other comprehensive income
Marketable securities	910	(877)	33
Total investments	$3,504	$(1,935)	$1,569

On February 20, 2019, the Company acquired through a private placement, 1,995,672 Units of Boreal Metals Corp. (“Boreal”; TSX-V: BMX) for $190,000 or $0.095 per unit. Each Unit consisted of one common share and one warrant to purchase a further common share. The Company applied the residual value method with respect to the measurement of shares and warrants acquired in the private placement. This resulted in $160,000 being applied to the share component or $0.08 per share which was the trading price on the closing date of BMX’s private placement, and $30,000 or $0.015 allocated to the warrant component. At June 30, 2018 the fair value of warrants were estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free interest rate of 1.77%, dividend yield of 0%, volatility of 129%, forfeiture rate of 0%, and an expected life of 2 years.

On April 25, 2019, the Company acquired a 1% NSR royalty on existing West Pogo project claims held by Millrock Resources Inc ("Millrock") (TSX Venture: MRO, OTCQX: MLRKF) by way of a private placement. Pursuant to the investment, in addition to the royalty interests EMX acquired 7,142,857 Units of Millrock for $1 million or $0.14 per Unit representing a 9.4% equity interest in Millrock. Each Unit consists of one common share of Millrock and one share purchase warrant. Each warrant entitles the Company to purchase one additional common share of Millrock until December 14, 2021 at an escalating exercise price ($0.14 until December 14, 2019; $0.17 from December 15, 2019 until December 14, 2020; and $0.20 from December 15, 2020 until December 14, 2021). The Company applied a residual value method with respect to the measurement of shares, warrants, and royalty interests acquired in the private placement. This resulted in $571,000 or $0.08 per share being allocated to the share component which was the trading price of Millrock on the closing date, $217,000 or $0.03 per share allocated to the warrant component using the Black-Scholes option pricing model, and the residual balance being $211,000 allocated to the royalty interest (Note 11). The weighted average assumptions used for fair valuing the warrants at the acquisition date and as at June 30, 2019 were as follows: risk-free interest rate of 1.56% and 1.47% , dividend yield of 0% for both periods, volatility of 129% and 117%, forfeiture rate of 0% for both periods, and an expected life of 1.86 and 1.81 years respectively.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

4. INVESTMENTS (Continued)

In June 2019, pursuant to a purchase agreement to acquire royalty interests from Corvus Gold Inc. ("Corvus") (TSX: KOR, OTCQX: CORVF) for $350,000 (Note 11), the Company made an equity investment of $900,000 in Corvus through a private placement financing. At the time of the investment, the trading price of Corvus exceeded the $900,000 purchase price for the shares.

Included in investments for the year ended December 31, 2018 is $911,000 being the fair value of an investment in IG Copper LLC (“IGC”) previously recorded as an investment in an associated entity.

5. RECEIVABLES

The Company’s receivables are related to distributions expected from investments, sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at June 30, 2019 and December 31, 2018, the current receivables were as follows:

In Thousands of Dollars
Category	June 30, 2019	December 31, 2018
Distribution receivable from an investment in an associated entity (Note 8)	$2,617	$5,451
Sale of Akarca	553	903
Loan fees	-	187
Royalty income receivable	105	145
Refundable taxes	231	176
Recoverable exploration expenditures and advances	359	264
Other	364	380
Total	$4,229	$7,506

Included in the change in value through profit or loss assets is $84,000 (2018 - $109,000) related to the Akarca receivable balance as a result of the derivative components of the receivable balance being the expected gold price to be realized.

The carrying amounts of the Company’s current receivables are denominated in the following currencies:

In Thousands of Dollars
Currency	June 30, 2019	December 31, 2018
Canadian Dollars	$336	$484
US Dollars	3,626	6,934
Swedish Krona	152	72
Other	115	16
Total	$4,229	$7,506

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

6. PROPERTY AND EQUIPMENT

During the period ended June 30, 2019 depreciation of $10,000 (2018 - $2,000) has been included in project and royalty generation costs.

In Thousands of Dollars
	Computer	Field	Office	Building	Land	Total
Cost
As at December 31, 2018	$110	$87	$2	$599	$419	$1,217
Additions	-	72	-	94	-	166
As at June 30, 2019	110	159	2	693	419	1,383

Accumulated depreciation
As at December 31, 2018	110	60	1	580	-	751
Additions	-	7	1	2	-	10
As at June 30, 2019	110	67	2	582	-	761

Net book value
As at December 31, 2018	$-	$27	$1	$19	$419	$466
As at June 30, 2019	$-	$92	$-	$111	$419	$622

7. NOTE RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at June 30, 2019, the balance owed to the Company pursuant to the note was $502,000 (December 31, 2018 - $478,000) including accrued interest and bonus fee. The Company continues discussions with RVL on options for repayment of the outstanding balance.

8. EQUITY LOSS IN AN ASSOCIATED ENTITY

On December 12, 2018, The Company’s equity investment, IG Copper LLC (“IGC”) underwent a recapitalization in which the Company did not participate and EMX’s investment was diluted to 19.9%. As such, the Company derecognized its 39.99% equity investment in IGC and reallocated the fair value of the remaining investment to FVTPL (Note 3).

Prior to the derecognition of IGC as an investment in an associated entity, during the six months ended June 30, 2019, the Company recorded $Nil (2018 - $1,150,000) in equity losses.

The Company continues to hold a 19.9% interest in IGC, has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it does not have control or significant influence of IGC, and accordingly accounting for the remaining investment in IGC as FVTPL is appropriate.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

9. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the six months ended June 30, 2019 and 2018, the Company had the following sources of revenues, and general and administrative expenses:

In Thousands of Dollars
Revenue and other income for the three and six	Three months ended		Six months ended
months ended	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Royalty revenue	$392	$455	$748	$1,042
Interest income	524	47	991	92
Optioned property and other property income	158	13	461	172
Gain on sale of projects	-	-	289	422
Gain (loss) on sale of marketable securities	-	(242)	-	(217)
	$1,074	$273	$2,489	$1,511

In Thousands of Dollars
General and administrative expenses for the three	Three months ended		Six months ended
and six months ended	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Salaries, consultants, and benefits	$370	$243	$743	$503
Professional fees	374	70	445	101
Investor relations and shareholder information	133	106	361	251
Transfer agent and filing fees	54	38	160	130
Administrative and office	250	198	478	419
Travel	93	26	138	47
	$1,274	$681	$2,325	$1,451

10. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At June 30, 2019 and December 31, 2018, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

In Thousands of Dollars
Region	Properties	June 30, 2019	December 31, 2018
Sweden	Various	$17	$17
	Viad royalties	421	421
Turkey	Alankoy	154	154
	Trab	79	79
United States	Superior West, Arizona	603	736
of America	Yerington, Nevada	206	206
Total		$1,480	$1,613

During the six months ended June 30, 2019, the Company received a $133,000 (2018 - $131,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden and Norway

The Company acquired 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX-V: NORA), representing a 9.9% equity stake in Norra pursuant to the sale of the Bleikvassli, Sagvoll and Meråker projects in Norway, and the Bastuträsk project in Sweden. The Company will retain a 3% NSR royalty on the projects. EMX has also been granted a 1% NSR royalty on Norra’s Pyramid project in British Columbia. The common shares received were valued at $289,000, or $0.06 per share and included in revenue and other income for the six months ended June 30, 2019

The Company executed an exploration and option agreement for the Røstvangen property and Vakkerlien property in Norway with Playfair Mining Ltd. ("Playfair") (TSX-V: PLY). The agreement provides EMX with immediate share equity in Playfair, and upon Playfair's completion of the option terms and other consideration, a 9.9% interest in Playfair, a 3% NSR royalty on the projects, and advance royalty payments. Pursuant to the agreement, Playfair can earn a 100% interest in the project by the issuance of 3,000,000 common shares (received) to EMX and performance of certain work during the option period. The commons shares received were valued at $150,000, or $0.05 per share and included in revenue and other income for the six months ended June 30, 2019

In April, 2019 the Company executed a purchase agreement for the sale of thirteen exploration licenses in central Sweden to Gold Line Resources Ltd. (“GLR”), a private British Columbia company. Upon closing, the Agreement will provide EMX with a 9.9% interest in GLR, a free carry of its 9.9% interest until GLR has raised $5,000,000 in equity; reimbursement of license fees totaling US$101,000, advance royalty payments, and a 3% net smelter return ("NSR") royalty interest in the properties. Within six years of the closing date, GLR has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR royalty) by paying EMX 2,500 ounces of gold, or the cash equivalent. EMX will receive annual advance royalty (“AAR”) payments of 30 ounces of gold on the Properties, commencing on the second anniversary of the closing, with each AAR payment increasing by 5 ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, their cash equivalents, or their value equivalent in shares of GLR, subject to certain conditions. EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in GLR. As at June 30, 2019, the Company had not yet received the shares representing its 9.9% interest in GLR.

North America

In May 2019, the Company executed a purchase agreement for the sale of the Swift and Selena gold projects in Nevada to Ridgeline Minerals Corporation, a wholly-owned subsidiary of Carlin-Type Holding Ltd (“CTH”), a privately-held British Columbia corporation. Upon closing, the agreement provides EMX with a 9.9% interest in CTH and payment of a US$20,000 execution payment (received). For each project Ridgeline will grant to EMX a 3.25% production royalty, pay to EMX advanced royalty payments starting at US$10,000 on the second anniversary date of the agreement (increasing by US$5,000 per year to a maximum of US$75,000), and certain milestone payments totaling US$2,200,000. EMX will maintain a non-dilution right through US$2,500,000 of capital raises where CTH will issue additional shares to EMX, at no cost to the Company. Subsequent to June 30, 2019, the Company received 2,065,357 shares representing its 9.9% interest in CTH.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Project and Royalty Generation Costs

During the six months ended June 30, 2019, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

In Thousands of Dollars

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total
Six months ended June 30, 2019
Administration costs	$57	$100	$59	$23	$-	$239
Drilling, technical, and support costs	668	863	18	1,208	1	2,758
Personnel	624	1,106	67	297	7	2,101
Professional costs	135	96	21	81	5	338
Property costs	475	312	92	69	-	948
Share-based payments	329	576	50	207	16	1,178
Travel	82	80	5	31	1	199
Total Expenditures	2,370	3,133	312	1,916	30	7,761

Recoveries from partners	(1,181)	(1,276)	-	-	-	(2,457)
Net Expenditures	$1,189	$1,857	$312	$1,916	$30	$5,304

During the six months ended June 30, 2018, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

In Thousands of Dollars
Six months ended June 30, 2018	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total
Administration costs	$91	$120	$98	$9	$10	$328
Field and technical costs	17	396	16	-	1	430
Personnel	395	899	118	38	39	1,489
Professional costs	94	98	172	11	6	381
Property costs	118	232	15	28	1	394
Travel	85	92	14	3	6	200
Total Expenditures	800	1,837	433	89	63	3,222

Recoveries from partners	(194)	(444)	-	-	-	(638)
Net Expenditures	$606	$1,393	$433	$89	$63	$2,584

11. ROYALTY INTERESTS

Changes in royalty interest for the six months ended June 30, 2019:

In Thousands of Dollars
Balance as at December 31, 2018	$14,346
Adjusted for:
Additions	560
Depletion	(534)
Cumulative translation adjustments	(549)
Balance as at June 30, 2019	$13,823

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

11. ROYALTY INTERESTS (Continued)

During the six months ended June 30, 2019 the Company entered into 2 acquisition agreements for certain royalty interests in Alaska’s Goodpaster Mining District as follows:

Corvus Royalty Interests

Pursuant to an acquisition agreement with Corvus, EMX acquired the following net smelter return ("NSR") royalty interests from Corvus for $350,000:

-

West Pogo WPX Claim Block: EMX will acquire two thirds of Corvus’s 3% NSR royalty on precious metals and 1% NSR royalty on base metals. Corvus has retained the remaining one third of its royalty on the West Pogo WPX claim block. The precious metals royalty is subject to a buy down of 1% for US $2 million, and a buy down of an additional 1% for US $5 million, both of which will be shared proportionately by EMX and Corvus.

-	LMS Project: EMX will acquire Corvus’s 3% NSR royalty on precious metals and 1% NSR royalty on base metals. The precious metals royalty is subject to a buy down of 1% for US $4 million.

-

Goodpaster District: EMX will acquire all of Corvus’s rights to a 1% NSR royalty on properties staked within a defined area of interest ("AOI") pursuant to a 2015 agreement with Millrock. The AOI expires July 21, 2020, and Millrock may purchase one-half of these royalties (i.e., 0.5% NSR royalty) for US $2 million.

-	Chisna Project – EMX will acquire all of Corvus’s 1% NSR royalties on precious and base metals.

Millrock Royalty Interests

Pursuant to a private placement financing and acquisition agreement, the Company acquired the following royalty interests from Millrock valued at $211,000 (Note 3).

-

West Pogo: At the West Pogo project the new claims staked are covered by 0.5% to 1.0% EMX NSR royalty interests. The new staking adds on to claims that Millrock already owns, or upon which Millrock already has an option to purchase a 100% interest. These pre-existing Millrock property interests, including the Aurora and Hansen claim blocks, are partially covered by an EMX purchase option for NSR royalty interests ranging from 1.0% to 1.5%.

-

East Pogo: At the East Pogo project, new claims staked around several known prospects are subject to 0.5% to 1% EMX NSR royalty interests. These prospect areas contain elevated gold, arsenic and bismuth surface sample anomaly clusters related to northeast and northwest-oriented high angle faults.

-	Shaw-Eagle-LMS Trend: New claims staked along the Shaw–Eagle–LMS trend are subject to 0.5% to 1% EMX NSR royalty interests. The claims cover gold, arsenic and bismuth geochemical anomalies.

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following royalty properties:

-	Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

-	East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

11. ROYALTY INTERESTS (Continued)

-

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six months ended June 30,2019, $748,000 (2018 - $1,042,000) in royalty income was included in revenue and other income. Applied only against the Carlin Trend Royalty Claim Block royalty income was depletion of $534,000 (2018 - $819,000 ) and a 5% direct gold tax of $27,000 (2018 - $46,000).

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the six months ended June 30, 2019 and 2018, these assumptions remained reasonable and no revisions were considered necessary.

12. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

In Thousands of Dollars
	June 30, 2019	December 31, 2018
Sweden - various properties	$12	$13
Turkey - various properties	6	6
U.S.A - various properties	407	425
Total	$425	$444

As at June 30, 2019, the Company has no material reclamation obligations.

13. GOODWILL

The Company’s goodwill represented the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 11). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. As a result of an impairment against the Carlin Trend Royalty Claim Block the Goodwill was written-off to $Nil in the year ended December 31, 2018. For the six months ended June 30, 2018, Goodwill was written down by $372,000 in conjunction with the net decrease of $445,000 of the related deferred income tax liability.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

14. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

In Thousands of Dollars
	June 30, 2019	December 31, 2018
U.S.A.	$4,355	$457
Sweden	656	159
Total	$5,011	$616

15. CAPITAL STOCK

Authorized

As at June 30, 2019, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the six months ended June 30, 2019 and 2018, the Company:

  Issued 1,347,500 shares (2018 – 52,500) for gross proceeds of $1,593,000 (2018 - $41,000) pursuant to the exercise of stock options.
  Issued 239,405 shares (2018 – Nil) valued at $407,000 or $1.70 per share pursuant to an incentive stock grant program to employees of the Company in which 346,865 shares were awarded with 70% (239,405) paid in shares and the remaining 30% (107,460) were settled in cash valued at $1.70 per share.
  Issued Nil (2018 - 21,084) shares valued at $Nil (2018 - $24,000) pursuant to an employment and consulting agreement of which the full amount has been included in project and royalty generation costs for the year ended December 31, 2017 and recorded as a commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the six months ended June 30, 2019, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2018	6,775,000	$1.16
Granted	1,580,000	1.70
Exercised	(1,347,500)	(1.18)
Forfeited	(5,000)	(1.20)
Balance as at June 30, 2019	7,002,500	1.28

Number of options exercisable as at June 30, 2019	6,970,000	$1.28

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

15. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2019:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date

December 22, 2014*	57,500	57,500	0.87	December 22, 2019
June 8, 2015	1,015,000	1,015,000	0.66	June 8, 2020
October 18, 2016*	1,190,000	1,190,000	1.30	October 18, 2021
August 28, 2017*	1,420,000	1,420,000	1.20	August 28, 2022
July 20, 2018*	1,570,000	1,563,750	1.30	July 20, 2023
September 20, 2018	75,000	75,000	1.42	September 20, 2023
November 28, 2018	75,000	75,000	1.57	November 28, 2023
December 14,2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019*	1,580,000	1,553,750	1.70	June 6, 2024

Total	7,002,500	6,970,000

* Options granted for investor relations services vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 3.30 years (2018 – 2.80 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

Expiry Date	December 31, 2018	Granted	Vested	Expired/Cancelled	June 30, 2019
December 31, 2019	312,500	-	-	-	312,500
December 31, 2020	312,500	-	-	-	312,500
December 31, 2021	-	312,500	-	-	312,500

Share-based Payments

During the six months ended June 30, 2019, the Company recorded aggregate share-based payments of $2,086,000 (2018 - $5,000) as they relate to the fair value of stock options vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash. Share-based payments for the six months ended June 30, 2019 and 2018 are allocated to expense accounts as follow:

In Thousands of Dollars
	General and
	Administrative	Project and Royalty
Six months ended June 30, 2019	Expenses	Generation Costs	Total

Fair value of stock options vested	$653	$844	$1,497
Share based compensation	179	228	407
Share based compensation settled in cash	76	106	182
	$908	$1,178	$2,086

Share-based payments for the six months ended June 30, 2018 were allocated to general and administrative expenses and related to options vested.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

15. CAPITAL STOCK (Continued)

The weighted average fair value of the stock options granted during the six months ended June 30, 2019 was $0.96 per stock option (2018 - $Nil). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six months ended
	June 30, 2019	June 30, 2018

Risk free interest rate	1.33%	%Nil
Expeted life (years)	5	Nil
Expected volatility	67.9%	%Nil
Dividend yield	0%	%Nil

Warrants

During the six months ended June 30, 2019, 2,623,306 warrants expired unexercised leaving no warrants outstanding.

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

In Thousands of Dollars
		Share-based
For the six months ended June 30, 2019	Salary or Fees	Payments	Total
Management	$346	$508	$854
Outside directors *	76	282	358
Seabord Services Corp.**	222	-	222
Total	$644	$790	$1,434

In Thousands of Dollars
		Share-based
For the six months ended June 30, 2018	Salary or Fees	Payments	Total
Management	$333	$-	$333
Outside directors *	74	-	74
Seabord Services Corp.**	212	-	212
Total	$619	$-	$619

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent directors.

** Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at June 30, 2019 is $4,000 (December 31, 2018 - $3,340,000) owed to key management personnel and other related parties. Included in amounts due to related parties for the year ended December 31, 2018 was $3,300,000 for discretionary success bonuses paid during the three months ended June 30, 2019.

By way of a common director, included in Note receivable (Note 7) are certain balances owing from a related party.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2019 and December 31, 2018, the Company had equipment and exploration and evaluation assets located geographically as follows:

In Thousands of Dollars
EXPLORATION AND EVALUATION ASSETS	June 30, 2019	December 31, 2018
Sweden	$438	$438
Turkey	233	233
U.S.A	809	942
Total	$1,480	$1,613

In Thousands of Dollars
PROPERTY AND EQUIPMENT	June 30, 2019	December 31, 2018
Sweden	$53	$31
U.S.A	569	435
Total	$622	$466

The Company’s royalty interests, goodwill, deferred income tax liability and royalty income and depletion are located in the U.S.A, except for a $200,000 royalty interest held in Serbia.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2019, the Company had working capital of $83 million (December 31, 2018 - $89 million). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

As a result of of the Company’s former investment in an associated entity, IGC (Note 8) the Company is due an additional distributions of $2.6 million (US$2 million) related to escrow funds subject to certain conditions and is expected to be released from escrow pending any warranty claims during 2019.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

As at June 30, 2019, there were no changes in the levels in comparison to December 31, 2018. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

In Thousands of Dollars
Assets	Level 1	Level 2	Level 3	Total
Investments	$2,798	$-	$911	$3,709
Warrants	-	352	-	352
Strategic Investments	65	-	-	65
Settlement receivables	-	553	-	553
Total	$2,863	$905	$911	$4,679

The carrying value of receivables (excluding settlement receivables), accounts payable and accrued liabilities, advances from joint venture partners, and note payable approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company’s investment in IGC does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on IGC’s unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The process of estimating the fair value of IGC is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of the investment.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2019 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $3.2 million.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, loans receivable, accounts payable and accrued liabilities, and loans payable to foreign exchange risk as at June 30, 2019 is as follows:

In Thousands of Dollars
Accounts	US dollars
Cash and cash equivalents	$56,101
Restricted cash	3,384
Trade receivables	2,795
Settlement recceivables	423
Accounts payable and accrued liabilities	(383)
Advances from joint venture partners	(3,328)
Net exposure	$58,991
Canadian dollar equivalent	$77,198

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at June 30, 2019, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $7,700,000 million in the Company’s pre-tax profit or loss.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2019

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

In Thousands of Dollars
	June 30, 2019	December 31, 2018
Cash	$75,109	$85,979
Short-term deposits	188	196
Total	$75,297	$86,175

The short-term deposits are used as collateral for the Company’s credit cards.

Changes in non-cash working capital:

In Thousands of Dollars
	Six months ended
	June 30, 2019	June 30, 2018

Accounts receivable	$3,446	$717
Prepaid expenses	(132)	(53)
Accounts payable and accrued liabilities	(5,035)	(201)
Advances from joint venture partners	(69)	(438)

	$(1,790)	$25

The significant non-cash investing and financing transactions during the six months ended June 30, 2019 included:

a.	Recorded a loss through accumulated other comprehensive income of $32,000 related to the fair value adjustments on FVTPL investments;
b.	Reclass of $741,000 from reserves to share capital for options exercised;
c.

Adjusted non-current assets and liabilities for $472,000 related to cumulative translation adjustments (“CTA”), of which $549,000 relates to CTA loss on royalty interest, $86,000 relates to a CTA gain on deferred tax asset and $9,000 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the six months ended June 30, 2018 included:

a)	Recorded a loss through accumulated other comprehensive income of $32,738 related to the fair value adjustments on FVTPL investments;
b)	Adjusted reserves and investment in associated companies for $246,718 related to share-based payments made by an associated company;
c)

Adjusted non-current assets and liabilities for $840,657 related to cumulative translation adjustments (“CTA”), of which $970,300 relates to CTA gain on royalty interest, $71,384 relates to CTA gain on goodwill, $209,734 relates to a CTA loss on deferred tax liability and $8,708 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency;

d)	Reclass of $20,979 from reserves to share capital for options exercised; and
e)	Reclass of $23,825 from commitment to issue shares to share capital for share issued during the period.